CHEN-DRAKE LAW

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

January 18, 2022

VIA E-MAIL

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Linda Cvrkel
Robert Shapiro
Mara Ransom
Ryan Lichtenfels

Re:	Ever Harvest International Group Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed on December 13, 2021
File No. 000-56362

Ladies and Gentlemen:

On behalf of Ever Harvest International Group Inc. (the “Company.” or “TLGN”), we are hereby responding to the comment letter dated January 4, 2022 (the “Staff Letter”), from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Amendment No. 1 to the Registration Statement on Form 10-12G filed December 13, 2021

Introductory Comment, page ii

1. We note your revised disclosure in response to our prior comment 2 regarding your Hong Kong subsidiaries. Please further revise to provide comparable disclosure regarding Ever Harvest International Group Inc., the parent company.

Response: We have revised our disclosure on page ii to include the parent company.

2. We note your revised disclosure in response to our prior comment 5. Please include cross- references to the more detailed discussion of each of these risks in this filing, where applicable.

Response: Commencing on page iii, we have included the cross references to the more detailed discussion of each of the summarized risks where applicable.

3. We note your revised disclosure in response to our prior comment 4 and reissue the comment in part. Please provide a clear description of how cash is transferred through your organization and quantify any dividends or distributions made by Ever Harvest to U.S. investors.

Response: We have revised our disclosure on page v to incorporate your comment.

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4. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Please make similar changes to your related risk factor disclosure on page 17.

Response: We have revised the second bullet point on page iv and the risk factor entitled “The Holding Foreign Companies Accountable Act requires the Public Company Accounting Oversight Board (PCAOB) to be permitted to inspect the issuer's public accounting firm within three years. There are uncertainties under the PRC Securities Law relating to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, they may suspend or de-register our registration with the SEC and delist our securities from applicable trading market within the US.” to include your comments.

Overview, page 1

5. We note your disclosure that "The business of [y]our subsidiaries until now are not subject to cybersecurity review with the Cyberspace Administration of China," yet your disclosure also implies that you continue to be outside the scope of CAC review. Please revise for consistency.

Response: We have revised the sentence on page ii to reflect that we are outside the scope of CAC review.

Risk Factors, page 14

6. We note your revised disclosure in response to our prior comment 3. Please include a separate risk factor that highlights your intent to expand from Hong Kong into mainland China, and therefore become directly subject to all of the risks you describe related to the PRC. Include examples of some of the risks that will become directly applicable, with particular emphasis on risks related to educational regulations.

Response: We have included a new risk factor on page 15 entitled “We intend to expand our business from Hong Kong into mainland China, and therefore will become directly subject to all the risks of doing business in China that are described in the section entitled ‘Risks Relating to Doing Business in Hong Kong.’ including regulations related to the education industry.” and have added an additional paragraph on page 8 to clarify that we are not subject to the recent regulations promulgated by the PRC governing education in the PRC.

Ever Harvest International Group Unaudited Financial Statements for the Six Months Ended June 30, 2021 and 2020, page 56

7. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Response: We have included the requested financial statements on page 53.

Ever Harvest International Group, Inc. Consolidated Financial Statements for the Years Ended December 31, 2020 and 2019

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2020 and 2019, page F-21

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8. We note your response to comment 13 regarding the share exchange by Ever Harvest for all of the issued and outstanding shares of ECHG which became it's wholly-owned subsidiary. However, your response does not explain how you determined the 170,859,583 "shares issued for the acquisition of the legal acquirer" (i.e. Ever Harvest) to effect the reverse merger. Please explain to us and revise your disclosure to explain how you determined the number of shares issued to effect the reverse merger consummated on August 30, 2021.

Response: Per the shareholders’ list provided by its transfer agent, TLGN (US Issuer) has the balance of 170,859,583 shares of common stock, prior to the completion of reverse merger with EHCG. These 170,859,583 share numbers were retrospectively restated due to recapitalization of TLGN, before the completion of reverse merger. We have expanded the narrative description in footnote 5 and the consolidated statements of changes in the stockholders’ equity.

Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW

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